UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Funtalk China Holdings Limited

 (Name of Issuer)

Funtalk China Holdings Limited
Fortress Group Limited
Fortress Merger Sub Limited
ARC Capital Holdings Limited
ARCH Digital Holdings Ltd.
Golden Meditech Holdings Limited
GM Investment Company Limited
Kuo Zhang
Nana Gong
Sinowill Holdings Limited
Dongping Fei
Huge Harvest Enterprises Limited
Hengyang Zhou
Kingstate Group Limited
Francis Kwok Cheong Wan
Trend Focus Limited
Capital Ally Investments Limited
PAG Asia I LP
 (Names of Persons Filing Statement)

Ordinary Shares, par value US$0.001 per share
 (Title of Class of Securities)
G36993106*
(CUSIP Number)

Funtalk China Holdings Limited 21/F, Block D, The Place Tower No. 9 Guanghua Road Chaoyang District, Beijing, 100020 People’s Republic of China Attention: Dongping Fei +86 (10) 5709-1100	PAG Asia I LP 32/F, AIA Central 1 Connaught Road, Central Hong Kong Attention: David J Kim +852 3719-6300
Kuo Zhang, Nana Gong, Sinowill Holdings Limited, Dongping Fei, Huge Harvest Enterprises Limited, Hengyang Zhou, Kingstate Group Limited, Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

ARC Capital Holdings Limited and ARCH Digital Holdings Ltd. 32/F, AIA Central 1 Connaught Road, Central Hong Kong Attention: Allan Liu +(852) 3719-6300		Golden Meditech Holdings Limited and GM Investment Company Limited 48/F, Bank of China Tower 1 Garden Road, Central, Hong Kong Attention: Kong Kam Yu Sammy +852 3605-8180

Fortress Group Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

Fortress Merger Sub Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	Timothy Gardner, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong

Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong

This statement is filed in connection with (check the appropriate box):

a	□	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	□	The filing of a registration statement under the Securities Act of 1933.

c	□	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: 

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**

$ 108,844,762	$12,637

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.20 for 13,804,869 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 1,812,909 options to purchase ordinary shares multiplied by $1.57 per option (which is the difference between $7.20 per share merger consideration and the weighted average exercise price of $5.63 per share), plus (c) the product of 3,000,585 warrants to purchase ordinary shares multiplied by $2.20 per warrant (which is the difference between $7.20 per share merger consideration and the exercise price of $5.00 per share) ((a), (b) and (c) together, the “Transaction Valuation”)).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, was calculated by multiplying the Transaction Valuation by 0.0001161.

☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,415.21

Form or Registration No.: F-1

Filing Party: Funtalk China Holdings Limited

Date Filed: July 9, 2010

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) amends the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Funtalk China Holdings Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) ARC Capital Holdings Limited, a Cayman Islands company; (c) ARCH Digital Holdings Ltd., a British Virgin Islands corporation; (d) Golden Meditech Holdings Limited, a Cayman Islands company; (e) GM Investment Company Limited, a Hong Kong corporation; (f) Mr. Kuo Zhang, chairman of the board of directors of the Company; (g) Ms. Nana Gong, the wife of Mr. Kuo Zhang; (h) Sinowill Holdings Limited, a British Virgin Islands corporation; (i) Mr. Dongping Fei, chief executive officer of the Company; (j) Huge Harvest Enterprises Limited, a British Virgin Islands corporation; (k) Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly-owned subsidiary of the Company; (l) Kingstate Group Limited, a British Virgin Islands corporation; (m) Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company; (n) Trend Focus Limited, a British Virgin Islands corporation; (o) Capital Ally Investments Limited, a British Virgin Islands corporation; (p) PAG Asia I LP, a Cayman Islands limited partnership; (q) Fortress Group Limited, a Cayman Islands company (“Parent”); and (r) Fortress Merger Sub Limited, a Cayman Islands company and wholly-owned subsidiary of Parent (“Merger Sub”).

This Transaction Statement relates to the agreement and plan of merger dated as of May 31, 2011 (the “merger agreement”), by and among the Parent, Merger Sub and the Company.

The Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

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Item 15	Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On August 22, 2011, at 9:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Company was held at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby.

On August 25, 2011, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, pursuant to which Merger Sub was merged with and into the Company. As a result of the merger, the Company will continue its operations as a wholly-owned subsidiary of Parent.

At the effective time of the merger, each Share issued and outstanding immediately prior to the effectiveness of the merger was cancelled in exchange for the right to receive $7.20 per Share in cash without interest and less applicable taxes, excluding (i) Shares beneficially owned by any of the Filing Persons prior to the effective time of the merger (the “Consortium Shares”) and (ii) Shares owned by any direct or indirect wholly-owned subsidiary of the Company.

In addition, each outstanding vested option to purchase Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) was cancelled and converted into the right to receive a cash payment equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option, without interest and less any applicable withholding taxes, and each outstanding unvested option to purchase Shares under the Company Option Plan was cancelled and converted into the right to receive a restricted cash award in the amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards are subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards are not transferrable.  A restricted cash award will automatically become fully vested immediately upon termination without cause of its holder’s employment or service with the surviving company or its affiliate (as applicable) within twelve (12) months following the effective time of the merger, unless otherwise provided in the relevant agreement in respect of the restricted cash award. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, without interest and less any applicable withholding taxes.

At the effective time of the merger, (1) each outstanding and unexercised warrant to purchase Shares (a “Company Warrant”, collectively the “Company Warrants”) was cancelled and converted into the right to receive a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant and (2) each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant was cancelled and converted into the right to receive a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option was cancelled for no consideration. At the effective time of the merger, the separate corporate existence of Merger Sub ceased.

As a result of the merger, the Shares will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the Shares and the reporting obligations of the Company under the Exchange Act will be terminated.

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Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated July 25, 2011 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.*

(a)-(4) Press Release issued by the Company, dated May 31, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 31, 2011.*

(a)-(5) Press Release dated July 25, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 25, 2011.

(a)-(6) Press Release dated August 22, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 22, 2011.

(a)-(7) Press Release dated August 25, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 26, 2011.

 (b)-(1) Subscription Agreement, dated as of May 31, 2011, by and among Parent, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP, incorporated herein by reference to Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.*

 (c)-(1) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 24, 2011.*

(c)-(2) Opinion of Merrill Lynch (Asia Pacific) Limited, dated May 30, 2011, incorporated herein by reference to Annex B of the Proxy Statement.*

(c)-(3) Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011.*

(c)-(4) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with Merrill Lynch (Asia Pacific) Limited, dated May 2011.*

(c)-(5) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 11, 2011.*

(c)-(6) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 21, 2011.*

(c)-(7) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 25, 2011.*

(c)-(8) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated April 29, 2011.*

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(c)-(9) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with Citigroup Global Markets Asia Limited, dated April 27, 2011.*

(c)-(10) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated April 30, 2011.*

(c)-(11) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 15, 2011.*

(d)-(1) Agreement and Plan of Merger, dated as of May 31, 2011, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2) Consortium Agreement, dated as of March 25, 2011, by and among ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited, incorporated herein by reference to Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Limited, ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on March 28, 2011.*

(d)-(3) Limited Guaranty, dated as of May 31, 2011, by PAG Asia I LP in favor of the Company.*

(d)-(4) Limited Guaranty, dated as of May 31, 2011, by ARCH Digital Holdings Ltd. and ARC Capital Partners Limited in favor of the Company, incorporated herein by reference to Exhibit C to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.*

(d)-(5) Limited Guaranty, dated as of May 31, 2011, by Capital Ally Investments Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit D to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(6) Limited Guaranty, dated as of May 31, 2011, by GM Investment Company Limited and Golden Meditech Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit E to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(7) Limited Guaranty, dated as of May 31, 2011, by Sinowill Holdings Limited and Mr. Kuo Zhang in favor of the Company, incorporated herein by reference to Exhibit F to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(8) Limited Guaranty, dated as of May 31, 2011, by Huge Harvest Enterprises Limited and Mr. Dongping Fei in favor of the Company, incorporated herein by reference to Exhibit G to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

3

(d)-(9) Limited Guaranty, dated as of May 31, 2011, by Kingstate Group Limited and Mr. Hengyang Zhou in favor of the Company, incorporated herein by reference to Exhibit H to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(10) Limited Guaranty, dated as of May 31, 2011, by Trend Focus Limited and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit I to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.*

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.*

(g) Not applicable.

____________________________

* Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011

Funtalk China Holdings Limited

By:	/s/ Dongping Fei

Name: Dongping Fei

Title: Director

Fortress Group Limited

By:	/s/ Dongping Fei

Name: Dongping Fei

Title: Director

Fortress Merger Sub Limited

By:	/s/ Dongping Fei

Name: Dongping Fei

Title: Director

ARC Capital Holdings Limited

By:	/s/ Allan Liu

Name: Allan Liu

Title: Director

ARCH Digital Holdings Ltd.

By:	/s/ Rachel Chiang

Name: Rachel Chiang

Golden Meditech Holdings Limited

By:	/s/ Kam Yuen

Name: Kam Yuen

GM Investment Company Limited

By:	/s/ Kam Yuen

Name: Kam Yuen

Kuo Zhang

By:	/s/ Kuo Zhang

Nana Gong

By:	/s/ Nana Gong

Sinowill Holdings Limited

By:	/s/ Nana Gong

Name: Nana Gong

Title: Director

Dongping Fei

By:	/s/ Dongping Fei

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei

Name: Dongping Fei

Title: Director

Hengyang Zhou

By:	/s/ Hengyang Zhou

Kingstate Group Limited

By:	/s/ Hengyang Zhou

Name: Hengyang Zhou

Title: Director

Francis Kwok Cheong Wan

By:	/s/ Francis Kwok Cheong Wan

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan

Name: Francis Kwok Cheong Wan

Title: Director

Capital Ally Investments Limited

By:	/s/ Kuo Zhang

Name: Kuo Zhang

Title: Director

PAG Asia I LP By: PAG Asia Capital GP I Limited, its General Partner

By:	/s/ David J. Kim

Name: David J. Kim

Title: Partner

Exhibit Index

(a)-(1) Proxy Statement of the Company dated July 25, 2011 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.*

(a)-(4) Press Release issued by the Company, dated May 31, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 31, 2011.*

(a)-(5) Press Release dated July 25, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 25, 2011.

(a)-(6) Press Release dated August 22, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 22, 2011.

(a)-(7) Press Release dated August 25, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 26, 2011.

(b)-(1) Subscription Agreement, dated as of May 31, 2011, by and among Parent, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP, incorporated herein by reference to Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.*

(c)-(1) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 24, 2011.*

(c)-(2) Opinion of Merrill Lynch (Asia Pacific) Limited, dated May 30, 2011, incorporated herein by reference to Annex B of the Proxy Statement.*

(c)-(3) Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011.*

(c)-(4) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with Merrill Lynch (Asia Pacific) Limited, dated May 2011.*

(c)-(5) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 11, 2011.*

(c)-(6) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 21, 2011.*

(c)-(7) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 25, 2011.*

(c)-(8) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated April 29, 2011.*

(c)-(9) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with Citigroup Global Markets Asia Limited, dated April 27, 2011.*

(c)-(10) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated April 30, 2011.*

(c)-(11) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 15, 2011.*

(d)-(1) Agreement and Plan of Merger, dated as of May 31, 2011, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2) Consortium Agreement, dated as of March 25, 2011, by and among ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited, incorporated herein by reference to Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Limited, ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on March 28, 2011.*

(d)-(3) Limited Guaranty, dated as of May 31, 2011, by PAG Asia I LP in favor of the Company.*

(d)-(4) Limited Guaranty, dated as of May 31, 2011, by ARCH Digital Holdings Ltd. and ARC Capital Partners Limited in favor of the Company, incorporated herein by reference to Exhibit C to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.*

(d)-(5) Limited Guaranty, dated as of May 31, 2011, by Capital Ally Investments Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit D to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(6) Limited Guaranty, dated as of May 31, 2011, by GM Investment Company Limited and Golden Meditech Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit E to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(7) Limited Guaranty, dated as of May 31, 2011, by Sinowill Holdings Limited and Mr. Kuo Zhang in favor of the Company, incorporated herein by reference to Exhibit F to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(8) Limited Guaranty, dated as of May 31, 2011, by Huge Harvest Enterprises Limited and Mr. Dongping Fei in favor of the Company, incorporated herein by reference to Exhibit G to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(9) Limited Guaranty, dated as of May 31, 2011, by Kingstate Group Limited and Mr. Hengyang Zhou in favor of the Company, incorporated herein by reference to Exhibit H to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(d)-(10) Limited Guaranty, dated as of May 31, 2011, by Trend Focus Limited and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit I to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.*

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.*

(g) Not applicable.

____________________________

* Previously filed